Minerva Neurosciences

245 First Street

Suite 1800

Cambridge, MA 02142

June 23, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Attention:	Jeffrey Riedler
Assistant Director

Re: Minerva Neurosciences, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-195169

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 pm, Washington, D.C. time on June 25, 2014, or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff.  The Registrant hereby authorizes David W. Pollak, counsel to the Registrant, to make such request on its behalf.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling David W. Pollak at (212) 309-6058.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Minerva Neurosciences, Inc.

By:	/s/ Rogerio Vivaldi Coelho
Name:	Rogerio Vivaldi Coelho
Title:	Chief Executive Officer

cc: Morgan, Lewis & Bockius LLP